EXHIBIT 15

                       Acknowledgment of Ernst & Young LLP

The Board of Directors
Biopure Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Biopure Corporation 2002 Omnibus Securities and Incentive Plan, as amended, and Stock Option Agreement dated June 25, 2002 of our report dated March 13, 2003 relating to the unaudited condensed consolidated interim financial statements of Biopure Corporation that are included in its Form 10-Q for the quarter ended January 31, 2003.

Pursuant to Rule 436(c) of the Securities Act of 1933, our reports are not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

                              /s/ Ernst & Young LLP
Boston, Massachusetts
April 9, 2003